UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

VectivBio Holding AG

(Name of Issuer)

Ordinary Shares, CHF 0.05 nominal value per share

(Title of Class of Securities)

H9060V101

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

 John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. H9060V101
1	Name of Reporting Person FPCI Bpifrance Innovation I
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% of the Ordinary Shares[1]

14	Type of Reporting Person (See Instructions) OO

[1]	Percentage of class is calculated based on 34,014,593 Ordinary Shares outstanding as of April 8, 2021 (excluding the Underwriter’s option to purchase an additional 1,125,000 shares), as reported by the Issuer in the prospectus filed pursuant to Rule 424(b)(4) filed on April 9, 2021.

Page 2 of 13 Pages

CUSIP No. H9060V101
1	Name of Reporting Person Bpifrance Investissement S.A.S.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% of the Ordinary Shares[2]

14	Type of Reporting Person (See Instructions) OO

[2]	Percentage of class is calculated based on 34,014,593 Ordinary Shares outstanding as of April 8, 2021 (excluding the Underwriter’s option to purchase an additional 1,125,000 shares), as reported by the Issuer in the prospectus filed pursuant to Rule 424(b)(4) filed on April 9, 2021.

Page 3 of 13 Pages

CUSIP No. H9060V101
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% of the Ordinary Shares[3]

14	Type of Reporting Person (See Instructions) OO

[3]	Percentage of class is calculated based on 34,014,593 Ordinary Shares outstanding as of April 8, 2021 (excluding the Underwriter’s option to purchase an additional 1,125,000 shares), as reported by the Issuer in the prospectus filed pursuant to Rule 424(b)(4) filed on April 9, 2021.

Page 4 of 13 Pages

CUSIP No. H9060V101
1	Name of Reporting Person Caisse des Dépôts
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% of the Ordinary Shares[4]

14	Type of Reporting Person (See Instructions) OO

[4]	Percentage of class is calculated based on 34,014,593 Ordinary Shares outstanding as of April 8, 2021 (excluding the Underwriter’s option to purchase an additional 1,125,000 shares), as reported by the Issuer in the prospectus filed pursuant to Rule 424(b)(4) filed on April 9, 2021.

Page 5 of 13 Pages

CUSIP No. H9060V101
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% of the Ordinary Shares[5]

14	Type of Reporting Person (See Instructions) OO

[5]	Percentage of class is calculated based on 34,014,593 Ordinary Shares outstanding as of April 8, 2021 (excluding the Underwriter’s option to purchase an additional 1,125,000 shares), as reported by the Issuer in the prospectus filed pursuant to Rule 424(b)(4) filed on April 9, 2021.

Page 6 of 13 Pages

CUSIP No. H9060V101
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,806,217 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,806,217 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,806,217 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% of the Ordinary Shares[6]

14	Type of Reporting Person (See Instructions) OO

[6]	Percentage of class is calculated based on 34,014,593 Ordinary Shares outstanding as of April 8, 2021 (excluding the Underwriter’s option to purchase an additional 1,125,000 shares), as reported by the Issuer in the prospectus filed pursuant to Rule 424(b)(4) filed on April 9, 2021.

Page 7 of 13 Pages

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, CHF 0.05 nominal value per share (the “Ordinary Shares”) of VectivBio Holding AG (the “Issuer”). The Issuer’s principal executive offices are located at Aeschenvorstadt 36, 4051 Basel, Switzerland.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly by (i) FPCI Bpifrance Innovation I, a fonds professionnel de capital investissement (“Bpifrance Innovation”), (ii) Bpifrance Investissement S.A.S., a French management company (société de gestion) (“Bpifrance Investissement”), (iii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (iv) the Caisse des Dépôts, a French special public entity (établissement spécial) (“CDC”), (v) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (vi) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France. Bpifrance Innovation, Bpifrance Investissement, Bpifrance Participations, CDC, EPIC and Bpifrance are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Innovation, Bpifrance Investissement, Bpifrance Participations, EPIC and Bpifrance is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Innovation is formed under the laws of the Republic France as a fonds professionnel de capital investissement. Bpifrance Investissement is the management company of Bpifrance Innovation. Bpifrance Investissement is a wholly-owned subsidiary of Bpifrance Participations. Bpifrance Participations is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is a subsidiary owned at 99.99% by Bpifrance, a French credit institution. CDC and EPIC each hold 49.2% of the share capital of Bpifrance and jointly control Bpifrance. CDC is principally engaged in the business of long-term investments. EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

Bpifrance may be deemed to be the beneficial owner of shares held by Bpifrance Innovation, indirectly through its 99.99% ownership of Bpifrance Participations, which owns 100% of Bpifrance Investissement. Bpifrance Investissement may be deemed to be the beneficial owner of shares held by Bpifrance Innovation as the management company of Bpifrance Innovation. CDC and EPIC may be deemed to be the beneficial owners of shares held by Bpifrance Innovation, indirectly through their joint ownership and control of Bpifrance.

Attached as Appendices A, B, C, D and E to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance Investissement, Bpifrance, CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Bpifrance Innovation does not have legal capacity under French law or its own personnel, and is represented in all respects by Bpifrance Investissement, its manager.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C, D and E to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Bpifrance Innovation used its working capital to purchase the Ordinary Shares.

Page 8 of 13 Pages

Item 4.	Purpose of Transaction.

Ownership is stated as of April 8, 2021 and the ownership percentages are based on 34,014,593 Ordinary Shares (excluding the Underwriter’s option to purchase an additional 1,125,000 shares), as reported by the Issuer in the prospectus filed pursuant to Rule 424(b)(4) filed on April 9, 2021.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

As of April 8, 2021, Bpifrance Innovation held directly 2,806,217 Ordinary Shares. None of Bpifrance, Bpifrance Participations, Bpifrance Investissement, EPIC or CDC held any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 2,806,217 Ordinary Shares, indirectly through its 99.99% ownership of Bpifrance Participations, which owns 100% of Bpifrance Investissement. Bpifrance Investissement may be deemed to be the beneficial owner of shares held by Bpifrance Innovation as the management company of Bpifrance Innovation. EPIC may be deemed to be the beneficial owner of 2,806,217 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of 2,806,217 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance.

(a) See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 34,014,593 Ordinary Shares (excluding the Underwriter’s option to purchase an additional 1,125,000 shares), as reported by the Issuer in the prospectus filed pursuant to Rule 424(b)(4) filed on April 9, 2021

(b) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c) Other than as disclosed above, there have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Chahra Louafi has served as a member of the Issuer’s board of directors since June 2019. Ms. Louafi is a Senior Investment Director at Bpifrance Investissement.

Page 9 of 13 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of April __, 2021, by and among the Reporting Persons.

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2021
FPCI Bpifrance Innovation I

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance Investissement S.A.S.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance Participations S.A.

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse des Dépôts

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer
Finance and Operations Department
Asset Management Division

EPIC Bpifrance

	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Page 11 of 13 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, Director, Chairman, President of Bpifrance Investissement and Director and Chief Executive Officer of Bpifrance S. A.

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director and Chairman of the Supervisory Board of EPIC SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Head of Department, Secretary General, Human Resources Delegate of Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, deputy CEO Natixis Payment

VICTOIRE AUBRY BERRURIER	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence and Chief Financial Officer of Lagardère

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE INVESTISSEMENT S.A.S.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Investissement S.A.S. are set forth below. The business address of each director and executive officer is Bpifrance Investissement S.A.S., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Investissement, Director, Chairman, Chief Executive Officer of Bpifrance Participations and Chief Executive Officer of Bpifrance S. A.

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director and Chairman of the Supervisory Board of EPIC SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Head of Department, Secretary General, Human Resources Delegate, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, deputy CEO Natixis Payment

VICTOIRE AUBRY BERRURIER	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence and Chief Financial Officer of Lagardère

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department of the Caisse des Dépôts Group

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Director of Social Policies of Caisse des Dépôts Group

ANTOINE SAINTOYANT	Director of strategic holdings of the Caisse des Dépôts Group

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Director, Chairman, General Manager of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of the Innovation, Technology Transfer and Regional Action Section within the Department of Research and Innovation at the French Ministry of Higher Education and Research Ministry

YANN POUËZAT	Director, Deputy Director “Financing of Companies and the Financial Market” of the Directorate General of the Treasury

ALBAN HAUTIER	Director, Deputy Director of the Budget Department's 3rd sub-department

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

NAOMI PERES	Director, Deputy General Secretary of the General Secretariat for Investment

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance S.A., Chairman and Chief Executive Officer of Bpifrance Participations, and Director and President of Bpifrance Investissement

MARTIN VIAL	Director, State investment commissioner (Commissaire aux participations de l’Etat) of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance S.A.

PHILIPPE BAYEUX	Director representing the employees of Bpifrance S.A.

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

CATHERINE LAGNEAU	Director, Deputy Director of the Ecole des Mines, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

ANNABEL ANDRE	Director, Vice-president of the Regional Council of Auvergne-Rhone-Alpes, delegate for the economy and companies

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition